KEGLER, BROWN, HILL & RITTER CO., L.P.A.
65 East State Street, Suite 1800
Columbus, Ohio 43215
Telephone: (614) 462-5441
Facsimile: (614) 464-2634
E-Mail: phess@keglerbrown.com
January 21, 2010
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. Ronald E. Alper, Staff Attorney

Re:	PowerSecure International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 17, 2009
File No. 001-12014
Gentlemen:
     On behalf of PowerSecure International, Inc. (“we,” “us” or “our”), this letter is submitted in response to your letter to us, dated December 30, 2009, which sets forth comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filings referenced above.
     For your convenience, we have restated the Staff’s comments in this letter in italicized, bold type and have followed each comment with our response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1A. Risk Factors, page 15
1.	We note your disclosure that the risks described may not be the only risks you face and that there may be risks that you do not currently consider material or that you do not yet know of. Please delete the second and third sentences of the first paragraph as they may appear to mitigate the risks enumerated. All materials risks should be described in your disclosure. If risks are not deemed material, you should not reference them.
Response:
     In future filings with the Commission, where we disclose risk factors, we will not include the second or third sentences of the paragraph that you referenced, or language to similar effect. In addition, in our disclosure of risk factors in future filings with the Commission, we will continue to describe all material risks and we will not reference any risks that are not deemed material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Overview, page 40
2.	We believe your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses on in evaluating financial condition and results of operations and that provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:
•	An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•	A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.
For example, we believe incorporating the “Fluctuations” discussion beginning on page 54 into the “Overview” discussion would be beneficial to investors.
Response:
     In future filings with the Commission, we plan to revise the “Overview” discussion within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to provide an enhanced executive level discussion through the eyes of management that identifies the most important matters upon which management focuses on in evaluating financial condition and results of operations, in order to provide a context for the discussion and analysis of our financial statements, to better inform readers about how we earn revenues and income and generate cash, and to provide more insight into material opportunities, challenges and risks and the actions we are taking to address them.
     In addition, in future filings with the Commission, we plan to incorporate the “Fluctuations” discussion into the “Overview” discussion, and we also intend to enhance this section by including:
•	An identification and discussion of key variables and other factors necessary for an understanding and evaluation of our business and a discussion of management’s view of the implications and significance of the information; and

•	A discussion and analysis of material uncertainties and known trends that would cause our reported financial information not to be necessarily indicative of future operating performance or financial condition to promote a better understanding of the quality and potential variability of our earnings and cash flows.

Exhibit Index, page X-1
3.	We note that Exhibit 10.29, the credit agreement dated August 23, 2007, and Exhibit 10.36, the term credit agreement dated January 17, 2008, were not filed in their entirety. Please refile these complete exhibits, including all of the schedules and exhibits thereto, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.
Response:
     In the next periodic report that we file with the Commission, we will refile Exhibit 10.29, the credit agreement dated August 23, 2007, and Exhibit 10.36, the term credit agreement dated January 17, 2008, in their entirety, including all of the schedules and exhibits thereto.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 19
Compensation Discussion and Analysis, page 19
Components of Executive Compensation, page 21
4.	You refer to personal performance and contribution to corporate performance in the base salary and annual cash bonuses and incentive discussions. Please explain how you measure personal performance and contribution to corporate performance. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
     We supplementally advise the Staff that, consistent with our disclosure in the proxy statement, the Compensation Committee does not generally use a quantitative method or mathematical formula to set the elements of compensation for a particular named executive officer, other than the formula for determining the achievement of performance-based restricted stock vesting conditions for certain officers and the annual bonus for Sidney Hinton, our Chief Executive Officer, which are disclosed elsewhere in the Compensation Discussion and Analysis section of the proxy statement. Rather, the Compensation Committee uses its subjective judgment in establishing the annual base salary, cash bonuses and other incentive compensation of the named executive officers. In exercising its judgment, the Compensation Committee includes the factors it deems relevant, which include those enumerated in the proxy statement: experience, personal performance, contribution to our corporate performance, level of responsibility, duties and functions, breadth of knowledge, salary levels in effect for comparable positions within and outside our industry and internal base salary comparability considerations. The Compensation Committee also considers our overall financial and operating performance in the establishment of incentive compensation levels. There is no specific or quantitative measurement or weighting given to these factors.
     Although the Compensation Committee primarily applied its subjective judgment in establishing the base salary, annual bonus, restricted stock and option grants and other incentives of the named executive officers on the basis of the overall performance of the individual, the Compensation Committee did consider certain specific qualitative factors of personal performance and contribution to corporate performance. However, no specific quantitative measure of personal performance or contribution to corporate performance was used and no specific weight was given to any such factor that directly determined the compensation level established, other than as to the amount of Mr. Hinton’s annual bonus and the determination of whether performance based restricted stock vesting conditions were met.
     The key specific qualitative factors considered in evaluating the personal performance and contribution to corporate performance of Mr. Hinton in the establishment of his base salary for 2008 were his leadership skills, his general business acumen, his ability to attract and retain a talented management team, his knowledge and judgment related to our specific businesses and the energy industry generally, as well as our financial and operating performance taking into account the overall economic and operating environment in which we conduct our business.
     For Mr. Hutter, our Chief Financial Officer, the key specific qualitative factors considered in evaluating the personal performance and contribution to corporate performance of Mr. Hutter in establishing his annual base salary and bonus for 2008 were investor communications and messaging, compliance with the Sarbanes-Oxley Act, GAAP and the rules and regulations of the Commission, planning analytics, treasury management and capital structure planning and execution, M&A analytics and execution, and relationships with employees, the leadership team, banks, investors and the Board of Directors of the Company (the “Board”). The Compensation Committee also considered our financial and operating performance taking into account the overall economic and operating environment in which we conduct our business.
     For Mr. Zuiderveen, our Principal Accounting Officer, the key specific qualitative factors considered in evaluating the personal performance and contribution to corporate performance of Mr. Zuiderveen in establishing his annual base salary and bonus for 2008 were the timely filing of all financial reports, ensuring financial statements were in compliance with GAAP, understanding of new accounting pronouncements, maintaining accurate accounting records, supporting our Chief Executive Officer and our Chief Financial Officer in financial disclosure and business planning, timely and accurate financial reporting to the Board, coordination with our external auditors, coordination with our internal controls consultants, relationships with subsidiary accounting teams, and the support of subsidiary controllers in matters of taxes, accounting policies and procedures, internal controls and final reporting matters. The Compensation Committee also considered our financial and operating performance taking into account the overall economic and operating environment in which we conduct our business.
     For Mr. Bernard, the Chief Executive Officer of Southern Flow Companies, Inc. (“Southern Flow”), one of our wholly-owned subsidiaries, the key specific qualitative factors considered in evaluating the personal performance and contribution to corporate performance of Mr. Bernard in establishing his annual base salary and bonus for 2008 were his leadership skills, his general business acumen, his organizational talents, as well as the financial and operating performance of our Southern Flow subsidiary taking into account the overall economic and operating environment in which Southern Flow conducts its business.
     In future filings of our definitive proxy statement with the Commission, we plan to enhance our disclosure by including a discussion similar to our response above, which will include a description of the qualitative factors considered by the Compensation Committee in evaluating each named executive officer’s personal performance and contribution to corporate performance in the establishment of that officer’s annual base salary, bonus and other incentives. We also plan to discuss whether any specific quantitative or mathematical measurement of those factors was applied or any specific weight was given to any of those factors, and if so, the methods and amounts of those measurements and weightings, and if not, a clarifying statement to that effect and explaining the subjective process used by the Compensation Committee in applying its judgment in evaluating and measuring achievement of those factors.
Annual Cash Bonuses and Incentives, page 23
5.	You refer to achievement of corporate goals in the annual cash bonuses and incentive discussions. Please explain what the corporate goals are and how you measure achievement of corporate goals.
Response:
     We supplementally advise the Staff that, except with respect to the annual cash bonus to Mr. Hinton, our Chief Executive Officer, which is described in our proxy statement, the corporate goals considered by the Compensation Committee in establishing annual cash bonuses and other compensation incentives for the named executive officers are qualitative, rather than quantitative, goals and are not based on specific financial goals, targets or metrics but rather on the Compensation Committee’s subjective evaluation of the executive’s performance. Accordingly, any measurement of the achievement of those goals is based on the subjective judgment of the Compensation Committee in its discretion, without specific quantitative measurements, although our general financial and operating performance, taking into account the overall economic and operating environment in which we conduct our business, is considered when these compensation levels are established. Based on the Compensation Committee’s determination of the executives’ performance of these goals, the Compensation Committee then uses its judgment to establish the amounts of annual cash bonuses, based on the discretionary target bonus amount set forth in that executive’s employment agreement. The discretionary target bonus amount set forth in the executives’ employment agreements, and the actual bonus amounts awarded and paid to those executives, were disclosed in our proxy statement.
     With respect to the bonuses for 2008 paid to Mr. Hutter, our Chief Financial Officer, and Mr. Zuiderveen, our Principal Accounting Officer, the Compensation Committee evaluated their performance with respect to the factors described in our response to comment 4 above, which included the described corporate goals, and concluded, in its subjective judgment without applying specific financial targets or metrics or other quantitative method of measurements (although our general financial and operating performance, taking into account the overall economic and operating environment in which we conduct our business, was considered in the evaluation), that each of them should be awarded the target bonus amount set forth in his respective employment agreement.
     With respect to the bonus for 2008 paid to Mr. Bernard, the Chief Executive Officer of our Southern Flow subsidiary, the Compensation Committee also evaluated his performance with respect to the factors described in our response to comment 4 above and concluded, in its subjective judgment without applying any specific financial targets or metrics (although the general financial and operating performance of our Southern Flow subsidiary, taking into account the overall economic and operating environment in which it conducts its business, was considered in the evaluation), that Mr. Bernard should be awarded a discretionary proportion of the bonus pool made available generally to the key employees of Southern Flow based upon Southern Flow’s net income, as we disclosed. The amount of that bonus pool was $162,000, equal to 5% of Southern Flow’s net income, which percentage was established by the Compensation Committee in its discretion and judgment. The Compensation Committee allocated approximately 25% of the bonus pool to Mr. Bernard in its subjective discretion based upon its overall determination of Mr. Bernard’s performance based on the factors described in Comment 4 above.

     In future filings of our definitive proxy statement with the Commission, we plan to enhance our disclosure of the corporate goals in the annual cash bonus and incentive discussions and the basis on which the Compensation Committee evaluates the achievement of those corporate goals, including enhancing the disclosure by providing information similar to that discussed in the above paragraphs, if similar compensation decisions and actions are made and taken. We note that for fiscal year 2009, as we disclosed in the proxy statement, Messrs. Hinton, Hutter and Zuiderveen voluntarily waived their rights to receive any bonuses, in order to prudently manage operating expenses in light of the difficult economic climate, and the Compensation Committee does not intend to pay them any bonuses for 2009.
6.	We note that you have provided the 2008 operating income threshold necessary for Mr. Hinton to receive his 2008 bonus. Please identify and quantify the target and actual measurements of financial performance, if any, that you used in determining the annual cash bonuses for each of your other executive officers. Please disclose the performance targets used to determine incentive amounts or provide us with an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, we note that part of this compensation is based upon qualitative performance factors, such as individual performance. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporate or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
Response:
     We supplementally advise the Staff that, as described in our response to comment 4 above, no quantitative or mathematical measurements of financial performance or financial performance targets were used in determining the annual cash bonus of the named executive officers other than Mr. Hinton for 2008, except for the subjective allocation to Mr. Bernard, Chief Executive Officer of Southern Flow, of a bonus in the amount of $40,000, which was approximately 25% (rounded) of the Southern Flow employee bonus pool of 5% of the net income of Southern Flow.
     The qualitative performance factors for the named executive officers other than Mr. Hinton, which served as the basis for their bonuses for 2008, are described in our response to comment 4 above.
     In future filings of our definitive proxy statement with the Commission, we plan to clarify that no quantitative or mathematical measurements of financial performance or financial performance targets were used in determining the annual cash bonus of the named executive officers other than Mr. Hinton, to the extent such disclosure is accurate, and we also plan to identify and quantify any target and actual measurements of financial performance, and to disclose the performance targets that are used by the Compensation Committee to determine annual cash bonuses and other incentive amounts, or to provide an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, to the extent that part of this compensation is based upon qualitative performance factors, such as individual performance, we plan to present those goals by listing the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions, in conformity with the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, we will provide the disclosure pursuant to Instruction 4 to Item 402(b We note that for fiscal year 2009, as we disclosed in the proxy statement, Messrs. Hinton, Hutter and Zuiderveen voluntarily waived their rights to receive any bonuses, in order to prudently manage operating expenses in light of the difficult economic climate, and the Compensation Committee does not intend to pay them any bonuses for 2009.
7.	We note your Form 8-K filed on December 21, 2009 which indicates, among other things, that you are eliminating Mr. Hinton’s prior annual bonus arrangement, which was based on the adjusted cash flow from operations of the PowerSecure subsidiary, and replacing it with an annual incentive plan to be based on such factors, metrics and terms as the compensation committee establishes each year, based on the circumstances and goals of the company at the time, with an annual bonus target equal to no less than Mr. Hinton’s annual base salary at the time. Please confirm that you will disclose the factors, metrics, terms and targets the compensation committee establishes each year, including the information requested in comment 8 above.
Response:
     In future filings of our definitive proxy statement with the Commission, with respect to the annual incentive plan for Mr. Hinton, we plan to disclose the factors, metrics, terms and targets the Compensation Committee establishes each year, including the information requested in comment 6 above (we assume the Staff intended to reference note 6 rather than note 8 in this comment), except to the extent it is appropriate to omit specific targets, in which case we will provide the disclosure pursuant to Instruction 4 to Item 402(b).
Long-Term Incentive Compensation, page 23
8.	Please explain how the compensation committee measures “the named executive officer’s anticipated contributions to [your] future success...the individual’s potential for increased responsibility and promotion over the option term and the individual’s personal performance in recent periods.”
Response:
     We supplementally advise the Staff that, in establishing long-term compensation awards, the Compensation Committee does not generally use a quantitative method or mathematical formula to measure “the named executive officer’s anticipated contributions to our future success...the individual’s potential for increased responsibility and promotion over the option term and the individual’s personal performance in recent periods.” Rather, the Compensation Committee uses its subjective judgment in evaluating these items, which evaluation is in part based on the recommendation of our Chief Executive Officer (for named executive officers other than the Chief Executive Officer). The Compensation Committee may consider the same qualitative performance factors it considers in establishing annual base salaries and annual bonuses, as described in response to comment 4, or it may consider other factors it deems appropriate in establishing long-term compensation, including prior equity awards.
     In future filings of our definitive proxy statement with the Commission, we plan to enhance this disclosure by including a description of how the Compensation Committee measures these items of anticipated contributions to our future success, potential for increased responsibility and promotion over the option term and personal performance in recent periods in future grants of stock options to the named executive officers on a subjective, non-quantitative basis, as described in the paragraph above. To the extent the Compensation Committee applies its subjective judgment in making future grants of stock options, we plan to describe any other specific factors considered by the Compensation Committee and whether or not these factors were given any specific weight or measurement.

     We hereby acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions or comments, please direct them to me. Thank you for your assistance.

Sincerely,

/s/ Paul R. Hess
Paul R. Hess

cc:	Sidney Hinton, President and Chief Executive Officer
Christopher T. Hutter, Chief Financial Officer
Gary J. Zuiderveen, Controller and Principal Accounting Officer
John A. (Andy) Miller, Chairman, Compensation Committee